

February 27, 2014

Via E-mail
Richard Hall, Esq.
Cravath, Swaine & Moore LLP
825 8th Avenue
New York, NY 10019

> **Re:** **Augusta Resource Corp.**
> **Schedule 14D-9F**
> **Filed February 24, 2014**
> **File No. 005-82241**

Dear Mr. Hall:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14D-9F

1.   Please tell us how you concluded you are eligible to file on Schedule 14D-9F. We note the instructions to the Form stating that one is eligible to use that Form when subject to a tender offer filed on Schedule 14D-1F. As you know, the current exchange offer by HudBay Minerals was filed on Schedule TO-T rather than Schedule 14D-1F.

Directors' Circular – General

2.   Throughout the Circular, you note that Augusta is "aggressively pursuing value-maximizing alternatives to the HudBay Offer." (see page x) While it seems from your disclosure that these discussions have not yet resulted in any agreements or specific plans requiring additional disclosure, you do note that Augusta has been approached or has approached (through its financial advisors) "a number of third parties" and that your Board of Director's believes that "Augusta and its assets are potentially very attractive to other parties in addition to HudBay." Throughout the Directors' Circular, you tout the

existence of these possible strategic alternatives in support of the Boards' rejection of the HudBay Offer. Expand your discussion of the strategic alternatives considered to include additional details such as the form of the alternative transactions analyzed, the approximate time frame of such transactions, the form of consideration to be received by Augusta shareholders (to the extent known) and any other updates on the status of the discussions or analyses.

3.   See our last comment above. In particular, explain whether there are transactions being considered other than an acquisition of Augusta. If so, provide the details requested, to the extent known.

4.   In several places throughout the Circular, you note that three other shareholders of Augusta besides Ross J. Beaty and directors and officers of the Company have stated they will not tender into the HudBay Offer, thereby making it virtually sure to fail. Please identify the shareholders to whom you refer and describe how and when they notified you of their intentions with respect to the Offer.

5.   Notwithstanding the absence of a specific item requirement in the Schedule 14D-9F, advise us of whether consideration has been given to summarizing your discussions with the financial advisors in greater detail and attaching any written analyses or presentation materials used in issuing their advisory services to the Board.

Notice Regarding Information, page iv

6.   We note the statement here regarding not assuming any responsibility for "the accuracy or completeness" of the information to which you refer. You may not disclaim responsibility for your disclosure. Please revise accordingly.

Scotiabank and TD Securities have provided written opinions . . ., page x

7.   When you discuss in this document the opinion provided by Scotiabank, please also disclose its affiliation with 1832 Asset Management, as noted on pages 23 and A-1.

Background to the Offer, page 19

8.   Please revise to clarify what, if any, negotiations or discussions took place between December 6 and 12, 2013 and February 9, 2014. Your disclosures regarding the former dates and discussions in October 2013 indicate that the parties were considering a friendly business combination at that time. However, considering the nature of the pending offer, it is unclear what, if anything, led the parties to abandon those efforts.

Financial Advisors and Opinions, page 22

9.   Please delete the limitation on reliance in each financial advisor's opinion on pages A-2 and B-6.

10.   It appears from pages A-2 and B-3 that non-public projections and forecasts may have been provided to the financial advisors and used in their analysis. Please tell us what consideration was given to disclosing this information so that shareholders can understand the basis for the financial advisors' opinions on the offer.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Christina Chalk, Senior Special Counsel, at (202) 551-3263 or me at (202) 551-3641 with any questions.

                                        Sincerely,

                                        /s/ Geoff Kruczek

                                        Geoff Kruczek
                                        Attorney-Adviser
                                        Office of Mergers & Acquisitions

cc: Andrew R. Thompson, Esq.—Cravath, Swaine & Moore LLP

        Kevin J. Thomson, Esq.—Davies Ward Phillips & Vineberg LLP